Exhibit 99.1

Azure Power Closes Financing of ~US$ 58 Million Ahead of Schedule

New Delhi, October 4, 2018: Azure Power (NYSE: AZRE), one of India’s leading independent solar power producers, announced it closed a INR 4 billion (~US$ 58 million) financing for its 100 MW solar power plant in Karnataka ahead of schedule. The project was won in an auction conducted by Karnataka Renewable Energy Development Ltd. The solar plant will be set up at Pavagada Solar Park, one of the largest solar parks in the world. The solar park is being developed by Karnataka Solar Power Development Corporation Limited (KSPCL). Azure Power’s portfolio in Karnataka stands at 250MWs, which is one of the largest portfolios in the state.

Speaking on this occasion, Inderpreet Wadhwa, Founder, Chairman and Chief Executive Officer, Azure Power said, “We are pleased to announce the closing of the financing for our 100 MW plant in Karnataka. This financing is a testament to our strong financing, project development, engineering and execution capabilities. We are delighted to make this contribution towards realization of our Hon’ble Prime Minister’s commitment towards clean and green energy, through solar power generation.”

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-Indian portfolio. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale, rooftop to mini & micro grids, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the SEC from time to time. In the press release, megawatts portfolio represents the aggregate megawatt capacity of solar power plants pursuant to PPAs, signed or allotted or where the Company has been cleared as one of the winning bidders or won reverse auction, but yet to receive letter of allotment. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power